Form N-SAR,
Sub-Item 77Q1(d)
Copies of any constituent
instruments defining the
rights of shareholders

Nuveen Minnesota Municipal Income Fund
811-22967



The rights of the holders of the series of Preferred securities are described in the Statement Establishing and Fixing the Rights and Preferences of Preferred
Shares. This instrument is incorporated by reference for this Sub-Item 77Q1(d). The Statement Establishing and
Fixing the Rights and Preferences of Variable Rate
MuniFund Term Preferred Shares, a form of which was filed as Appendix A to the Confidential Information
Memorandum for 441 Shares Series 2017 of Nuveen
Minnesota Municipal Income Fund on Form DEF 14A filed on July 2, 2014 for Minnesota Municipal Income
Portfolio Inc., Accession No. 0001193125-14-259342.
These 441 shares are in connection with the merger of Minnesota Municipal Income Portfolio Inc. and First
American Minnesota Municipal Income Fund II, Inc.
into the Nuveen Minnesota Municipal Income Fund.